P.E. 2/11/02

02016646

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 19, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

February 19, 2002

FOR IMMEDIATE RELEASE

T-MOBILE AND RESEARCH IN MOTION JOIN FORCES TO MARKET THE BLACKBERRY WIRELESS EMAIL SOLUTION

T-Mobile, the world's largest GSM telecommunications group and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM), a world leader in the mobile communications market, today agreed that they will work together to market the BlackBerry™ wireless solution to businesses in Europe through T-Mobile's distribution channels.

This new relationship builds on a partnership announced late last year between RIM and VoiceStream (a member of the T-Mobile international group)[1] for the United States and will enable T-Mobile to offer its corporate customers a transatlantic BlackBerry service.

The agreement was signed in Berlin, Germany, in the presence of Canadian Prime Minister, Jean Chrétien and the Lord Mayor of Berlin, Klaus Wowereit.

The partnership involves the marketing of the BlackBerry solution and the development of Java™ -based corporate wireless data applications to run on BlackBerry and which can operate over T-Mobile's GPRS (General Packet Radio Service) networks. T-Mobile intends to market the BlackBerry solution in Germany and the wider European market.

The BlackBerry wireless email solution provides business users with an 'always on', seamless and secure link to their corporate email, enabling them to be permanently connected to their corporate inbox. RIM's unique 'push' technology ensures that email is forwarded to the user's BlackBerry Wireless Handheld™ wherever they are. There is no need to dial in to retrieve emails. Recent research[2] undertaken in North America revealed that BlackBerry users save around an hour per day because they are able to manage their emails from wherever they are.

"This partnership with Research In Motion is a key milestone for T-Mobile's global corporate strategy," said Nikesh Arora, board member of T-Mobile International, New Business and Global Products. "The T-Mobile footprint has taken another step into the corporate market – targeting a new segment while blending best in class infrastructure and technology across two continents."

"Together with our partner Research In Motion, we look forward to bringing the BlackBerry wireless e-mail solution to the German market and later to the wider European market," said Martin Witt, head of the Mobile Business Solutions unit at T-Mobile International. "The solution will enable company employees on the move to utilize unproductive waiting times – using a high-speed, convenient and secure service. This will help to boost productivity. The solution is certainly a worthwhile investment for business enterprises."

Charles Meyer, Director and Vice President, RIM Europe, said:
"BlackBerry is a proven, end-to-end solution built on a secure and extensible platform that is ideal for T-Mobile's business customers. We look forward to working with T-Mobile to deliver our unique wireless email solution to the market and also enable additional wireless enterprise applications via our powerful, Java-based architecture."

It is anticipated that BlackBerry will be available in Germany through T-Mobile in summer 2002.

-30-

[1] *RIM and VoiceStream (a member of the T-Mobile International group) sign supply agreement for BlackBerry wireless email solution, press release 30 October 2001*

[2]*Ipsos Reid, October 2001*

For press information on T-Mobile:
Elaine Devereux
Phone: +44 20 8762 5046
E-mail: elaine.devereux@t-motion.net

René Bresgen
Phone: +44 (0)228 9367924
E-Mail: rene.bresgen@t-mobile.de

For press information on BlackBerry and RIM:
For Europe:
Tilly Quanjer, Press Relations Manager, Europe, RIM
Tel: +44 (0)1784 223987
tquanjer@rim.net

For North America:
Rebecca Winter
Brodeur Worldwide for RIM
Tel: +1 203 399 8241
rwinter@brodeur.com

Investor Relations:
Investor Contact:
RIM Investor Relations
519 888 7465
investor_relations@rim.net

About T-Mobile

T-Mobile, as one of the four pillars in the Deutsche Telekom group and the only transatlantic GSM network clearly voices its commitment to making mobile data a focus for global leadership. With five 3G licenses, a proven track record in product innovation and the pooled resources of the entire DT family it supports that commitment with a strong demonstration of activity as well. T-Mobile, in addition to its distribution powerhouse, venture capital fund, and extensive network has embraced the delivery of mobile data as its unique selling point for the months ahead. Two departments within T-Mobile are charged with delivering the global mobile data services for the group. T-Mobile online (formerly known as T-Motion), the T-Mobile WAP portal - aimed at the consumer market; and Mobile Business Solutions, T-Mobile's answer to the mobile office – a business to business unit. Mobile Business Solutions, formed in May 2001, offers a portfolio of innovative products running the gamut of the corporate users mobile needs, by optimizing essential office applications for mobile communications.

About RIM

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States, the UK, France and Germany. RIM is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. For more information, visit www.rim.net or www.blackberry.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.